

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 10, 2023

William Taylor
Chief Executive Officer
SR Bancorp, Inc.
220 West Union Avenue
Bound Brook, New Jersey 08805

      Re: SR Bancorp, Inc.
          Registration Statement on Form S-1
          Filed on March 13, 2023
          File No. 333-270489

Dear William Taylor:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1 filed March 13, 2023

General

1.   In light of recent market events and activities within the banking sector, please revise your disclosures in the Business, Risk Factors, Management's Discussion and Analysis and Quantitative and Qualitative Disclosures about Market Risk sections, where appropriate, to address any material impact these events and activities have had on both Somerset Savings Bank, SLA's and Regal Bancorp, Inc.'s financial condition, operations, customer base, liquidity, capital position and risk profile. For example, consider the need to further expand your discussion of Somerset Savings Bank, SLA's and Regal Bancorp, Inc.'s interest rate risk and asset/liability management policies and discuss any changes management has undertaken in response to the recent events. If available, consider supplementing your qualitative disclosure with additional quantitative details in order for

an investor to understand changes to Somerset Savings Bank, SLA's and Regal Bancorp, Inc.'s liquidity position, activities, trends and market driven impacts as of a more recent date.

How We Intend to Use the Proceeds from the Stock Offering, page 38

2.   We note the disclosure that SR Bancorp may use the proceeds it retains from the offering for various purposes, such as to fund the proposed merger. Please approximate the amount intended for each listed purpose. Refer to Item 504 of Regulation S-K. If material amounts of other funds are necessary to accomplish the purposes for which the proceeds are to be obtained, state the amounts of other funds needed for each such specified purpose and the sources of such funds.

Continuing to leverage technology to maintain efficient operations and enhance customer service, page 74

3.   We note your disclosure that you have plans to add, among other services, tokenization. Please explain what you mean by tokenization and describe the services you plan to add that relate to tokenization. Please explain to us the steps you have already taken to add tokenization and where you are in the process in terms of being able to provide such services.

The Proposed Merger With Regal Bancorp, page 134

4.   We note your response to comment 9 and re-issue. Please discuss material aspects of the background of the transaction, including who initiated discussions, whether the registrant considered other targets and, if so, a summary of the discussions, why the registrant chose this target, whether the registrant considered other transaction structures and, if so, why the registrant chose to proceed with a merger, or tell us why this information is not material to investors.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Davis at 202-551-6687 or William Schroeder at 202-551-3294 if you have questions regarding comments on the financial statements and related matters. Please contact Madeleine Mateo at 202-551-3465 or Susan Block at 202-551-3210 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Marc Levy, Esquire